

August 1, 2013

Via E-Mail
Mr. James B. Frakes
Chief Financial Officer
Aethlon Medical, Inc.
8910 University Center Lane, Suite 660
San Diego, California 92122

> **Re:** **Aethlon Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 15, 2013**
> **File No. 000-21846**

Dear Mr. Frakes:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8. Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1.   We note that you are using the milestone method of revenue recognition for your DARPA contracts. Please explain your basis for using this method for these contracts. Refer to FASB ASC 605-28 and 605-35.

2.   Further, please explain how the company considers provisions for losses on contracts in its revenue recognition policy and revise your disclosure in future filings accordingly. Refer to FASB ASC 605-35-25-45 through 25-50.

3.   We note that you have two different types of contracts: fixed-price and cost-reimbursable.   Please explain to us the difference in how you recognize revenue for each type of contract.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3676.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant